Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-257113 (To Prospectus dated September 2, 2021 and Prospectus Supplement dated September 2, 2021)

$1,000 principal amount per note CUSIP No. 13607LAJ2	Pricing Date Settlement Date Maturity Date	October 27, 2022 November 3, 2022 November 3, 2027

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®

▪      Maturity of approximately five years

▪      The notes will accrue interest quarterly at a floating rate per annum equal to the sum of the 10-Year U.S. Dollar SOFR ICE Swap Rate® (“10Y SOFR Swap Rate”) and the Spread of 1.41%, subject to a Minimum Rate of 0.00%.

▪      At maturity, you will receive a cash payment equal to 100% of the principal amount of your notes, plus any accrued but unpaid interest.

▪      All payments are subject to the credit risk of Canadian Imperial Bank of Commerce

▪      In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $5.00 per note. See “Structuring the Notes”

▪      Limited secondary market liquidity, with no exchange listing

▪      The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation (the “CDIC”), the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency of the United States, Canada, or any other jurisdiction

The notes are being issued by Canadian Imperial Bank of Commerce (“CIBC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-3 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	$1,000.00	$737,000.00
Underwriting discount	$ 10.00	$ 7,370.00
Proceeds, before expenses, to CIBC	$ 990.00	$729,630.00

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

October 27, 2022

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027

Summary

The Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the CDIC, the FDIC or any other governmental agency of the United States, Canada or any other jurisdiction or secured by collateral. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus). The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of CIBC. The notes will accrue interest quarterly at a floating rate per annum equal to the sum of the 10Y SOFR Swap Rate and the Spread of 1.41%, subject to a Minimum Rate of 0.00%. At maturity, you will receive a cash payment equal to 100% of the principal amount of your notes, plus any accrued but unpaid interest. All interest payments on the notes will be calculated based on the $1,000 principal amount per note and will depend on the performance of the 10Y SOFR Swap Rate, subject to our credit risk. See “Terms of the Notes” below.

Terms of the Notes

Issuer:	Canadian Imperial Bank of Commerce (“CIBC ”)
Principal Amount:	$1,000.00 per note
Term:	Approximately five years
Reference Rate:	10Y SOFR Swap Rate. With respect to an Interest Determination Date, the rate for SOFR-linked interest rate swaps with a maturity of 10 years (Bloomberg ticker: USISSO10 <Index>), expressed as a percentage and as published by ICE Benchmark Administration Limited (including any successor administrator, “ICE” or the “Administrator”) on its website opposite the heading “10 Years” at approximately 11:00 a.m., New York City time, on the corresponding Interest Determination Date or, if such rate is temporarily not published or an Index Cessation Event or Administrator/Benchmark Event occurs, an alternative rate as described below in “Additional Terms of the Notes.”
Interest Rate:	The notes will accrue interest quarterly at a floating rate per annum equal to: 10Y SOFR Swap Rate + Spread, subject to the Minimum Rate.
Spread:	1.41%
Minimum Rate:	0.00% per annum
Interest Periods:	Quarterly. Each interest period (other than the first interest period, which will begin on the settlement date) will begin on, and will include, an interest payment date, and will extend to, but will exclude the next succeeding interest payment date or the maturity date, as applicable.
Interest Determination Dates:

The second U.S. Government Securities Business Day immediately preceding the related Interest Reset Date, with the first Interest Determination Date being the second U.S. Government Securities Business Day prior to the settlement date.

A “U.S. Government Securities Business Day” is any day, except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Interest Payment Dates:	Quarterly, on February 3, May 3, August 3 and November 3 of each year, beginning on February 3, 2023, with the final interest payment date occurring on the maturity date. The interest payment dates are subject to postponement as described in “— Business Day Convention” below.
Interest Reset Dates:	The interest rate for each interest period will be reset on the first day of that interest period, which we refer to as the “interest reset date.”
Redemption Amount:	At maturity, you will receive a cash payment equal to 100% of the principal amount of your notes, plus any accrued but unpaid interest.
Day Count Convention:	30/360
Business Day Convention:	Following unadjusted. If any scheduled payment date is not a Business Day, the payment will be made on the next succeeding Business Day. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.
Business Days:	A “Business Day” means a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York.
Record Dates for Interest Payments:	Interest will be payable to the persons in whose names the notes are registered at the close of business on the Business Day immediately preceding the relevant interest payment date, which we refer to as a “regular record date,” except that the interest due at maturity will be paid to the persons in whose names the notes are registered on the maturity date.
Fees and Charges:	The underwriting discount of $10.00 per note listed on the cover page and the hedging-related charge of $5.00 per note
Calculation Agent:	BofA Securities, Inc. (“BofAS”) and CIBC, acting jointly. When we refer to the “calculation agent” in this term sheet, we are referring to the joint calculation agents.

Floating Rate Notes	TS-2

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027

The terms and risks of the notes are contained in this term sheet and in the following:

▪	Prospectus supplement dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

▪	Prospectus dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the Note Prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to CIBC.

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-1 of the prospectus supplement, and page 1 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Structure-related Risks

The notes may not pay interest on one or more interest payment dates.

The rate at which the notes will bear interest during each quarterly interest period will depend on the 10Y SOFR Swap Rate. As a result, the interest payable on the notes will vary with fluctuations in the 10Y SOFR Swap Rate, subject to a Minimum Rate of 0.00% per annum. It is impossible to predict whether the 10Y SOFR Swap Rate will rise or fall, or the amount of interest payable on the notes. You may receive minimal or no interest for extended periods of time or even throughout the entire term of the notes. The interest rate that will apply at any time on the notes during their term may be less than other prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on conventional debt securities of comparable maturity.

The repayment of the principal amount applies only at maturity.

The notes offer repayment of the principal amount, subject to our credit risk, only if you hold your notes until the maturity date. If you sell the notes prior to maturity, you may lose some of the principal amount.

The interest payments on the notes are not linked to the 10Y SOFR Swap Rate at any time other than the Interest Determination Dates.

The interest payments will be based on the level of the 10Y SOFR Swap Rate on each Interest Determination Date. As a result, the level of the 10Y SOFR Swap Rate on any other date will not be taken into account in determining the interest payments you receive. Accordingly, even if the level of the 10Y SOFR Swap Rate increases substantially prior to an Interest Determination Date, but then decreases on that Interest Determination Date, your interest payment in respect of the relevant interest period will be determined based on the level of the 10Y SOFR Swap Rate on the relevant Interest Determination Date, subject to the Minimum Rate of 0.00%. The payments on the notes will not benefit from the level of the 10Y SOFR Swap Rate at any time other than the Interest Determination Dates.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. All payments to be made on the notes depend on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the accompanying prospectus supplement.

Valuation- and Market-related Risks

The inclusion of underwriting discount and projected profit from hedging in the public offering price is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which BofAS or any other party is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the public offering price, since

Floating Rate Notes	TS-3

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027

secondary market prices are likely to exclude underwriting commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the public offering price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by BofAS as a result of dealer discounts, mark-ups or other transaction costs.

We cannot assure you that there will be a trading market for your notes.

If a secondary market exists, we cannot predict how the notes will trade, or whether that market will be liquid or illiquid. The development of a trading market for the notes will depend on various factors, including our financial performance and changes in the level of the 10Y SOFR Swap Rate. The number of potential buyers of the notes in any secondary market may be limited. There is no assurance that any party will be willing to purchase the notes at any price in any secondary market.

We anticipate that BofAS or its affiliates will act as a market-maker for the notes, but none of them is required to do so and may cease to do so at any time. Any price at which BofAS or its affiliates may bid for, offer, purchase, or sell the notes may be higher or lower than the public offering price, and that price may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or transactions may adversely affect the prices, if any, at which the notes might otherwise trade in the market. In addition, if at any time any entity were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in that secondary market. In such a case, the price at which the notes could be sold would likely be lower than if an active market existed.

We will not list the notes on any securities exchange. Even if an application were made to list the notes, we cannot assure you that the application will be approved or that the notes will be listed and, if listed, that they will remain listed for their entire term. The listing of the notes on any securities exchange will not necessarily ensure that a trading market will develop, and if a trading market does develop, that there will be liquidity in the trading market.

Many economic and other factors will impact the market value of the notes.

The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	The rate and the volatility of 10Y SOFR Swap Rate;

•	the time remaining to maturity of the notes;

•	the aggregate amount outstanding of the notes;

•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);

•	general economic conditions of the capital markets in the United States;

•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;

•	our financial condition and creditworthiness; and

•	any market-making activities with respect to the notes.

Reference Rate-related Risks

The USD SOFR ICE swap rate is a new market rate and has a very limited history. The USD SOFR ICE Swap Rate began publication on November 8, 2021. Consequently, there is very little trading history with respect to this rate. We cannot predict whether the USD SOFR ICE Swap Rate will gain market acceptance, or whether an active secondary market will develop with respect to this rate. Due to the short history of the USD SOFR ICE Swap Rate, any historical information presented herein will be brief and, as always, not indicative of future performance.

The occurrence of a temporary non-publication of the USD SOFR ICE Swap Rate, an Index Cessation Event or an Administrator/Benchmark Event could adversely affect the return (if any) on the notes. A temporary non-publication of the USD SOFR ICE Swap Rate, an Index Cessation Event or an Administrator/Benchmark Event (each as defined in “Additional Terms of the Notes”) could occur during the term of the notes. Any resulting alternative replacement and calculation agent adjustments and determinations could adversely affect the value of and the return on your notes.

If there is a temporary non-publication of the USD SOFR ICE Swap Rate, then the calculation agent shall determine a commercially reasonable alternative for the USD SOFR ICE Swap Rate, taking into account all available information that in good faith it considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing the USD SOFR ICE Swap Rate that the calculation agent considers sufficient for that rate to be a representative alternative rate.

Floating Rate Notes	TS-4

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027

If an Index Cessation Event or an Administrator/Benchmark Event occur, then the USD SOFR ICE Swap Rate would be replaced by either the Alternative Post-Nominated Index Rate or the Calculation Agent Nominated Replacement Index rate, as discussed in “Additional Terms of the Notes.”

We cannot predict the result of the USD SOFR ICE Swap Rate (or any alternative) being determined by the calculation agent or being replaced with either the Alternative Post-Nominated Index Rate or the Calculation Agent Nominated Replacement Index rate. In any of these cases, the value of, and payments (if any) on, the notes may be adversely affected.

The secured overnight financing rate (“SOFR”), which is an element of the USD SOFR ICE Swap Rate, is a relatively new market index and as the related market continues to develop, there may be an adverse effect on the return on or value of the notes; SOFR may be modified or discontinued. The Federal Reserve Bank of New York notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the Federal Reserve Bank of New York may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. There can be no guarantee that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the notes. If the manner in which SOFR is calculated is changed or if SOFR is discontinued, that change, or discontinuance may result in a reduction of the interest or other applicable payments payable on the notes and a reduction in the trading price of the notes.

SOFR has a very limited history, and the future performance of SOFR cannot be predicted based on historical performance. The publication of SOFR began in April 2018, and, therefore, it has a very limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. Prior observed patterns, if any, in the behavior of market variables and their relation to SOFR, such as correlations, may change in the future. While some pre-publication historical data have been released by the Federal Reserve Bank of New York, such analysis inherently involves assumptions, estimates and approximations. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR may be inferred from any of the historical actual or historical indicative data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of SOFR. You should not rely on any historical changes or trends in SOFR as an indicator of the future performance of SOFR. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates.

SOFR may be more volatile than other benchmark or market rates. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as the U.S. dollar LIBOR Rate, during corresponding periods, and SOFR may bear little or no relation to the historical actual or historical indicative data.

Any failure of SOFR to gain market acceptance could adversely affect the notes. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to U.S. dollar LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury Repo market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which U.S. dollar LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the notes and the price at which investors can sell the notes in the secondary market.

The secondary trading market for securities linked to SOFR may be limited. Since SOFR is a relatively new market index, SOFR-linked securities likely will have no established trading market when issued or otherwise, and an established trading market may never develop or may not be very liquid. If SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the notes, the trading price of the notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for securities that are linked to SOFR, including, but not limited to, the spread over the reference rate reflected in the benchmark transition provisions, may evolve over time, and as a result, trading prices of the notes may be lower than those of later-issued securities that are based on SOFR. Investors in the notes may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.

Historical levels of the 10Y SOFR Swap Rate do not guarantee its future levels. The historical levels of the 10Y SOFR Swap Rate do not guarantee its future levels. It is not possible to predict whether the 10Y SOFR Swap Rate will rise or fall during the term of the notes.

Conflict-related Risks

Certain business and trading activities may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, BofAS or one or more of our or their respective affiliates may engage in trading and other business activities that are not for your account or on your behalf (such as holding or selling of the notes for our proprietary account or effecting secondary market transactions in the notes for other customers). These activities may present a conflict between your interest in the notes and the interests we, BofAS or one or more of our or their respective affiliates may have in our or their proprietary account. We, BofAS and our or its respective affiliates may engage in any such activities without regard to the notes or the effect that such activities may directly or indirectly have on the value of the notes.

Floating Rate Notes	TS-5

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027

BofAS and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with CIBC and its affiliates. BofAS has received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of its business activities, BofAS and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of CIBC or its affiliates. To the extent that BofAS or its affiliates has a lending relationship with CIBC or any of its affiliates, they would routinely hedge their credit exposure to CIBC or its affiliates, as applicable, consistent with their customary risk management policies. Typically, BofAS or its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in CIBC or its affiliates’ securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. BofAS or its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Moreover, we, BofAS and our or its respective affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes. We expect to hedge our obligations under the notes through BofAS, one of our or its affiliates and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. In connection with such activities, the economic interests of us, BofAS and our respective affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, BofAS, one or more of our respective affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, BofAS, our respective affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, BofAS, our respective affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will, among other things, determine the interest rate and decide the amount of your payment for any interest payment date on the notes. The calculation agent will exercise its judgment when performing its functions. Because determinations made by the calculation agent may affect payments on the notes, the calculation agent may have a conflict of interest if it needs to make any such determination.

In addition, and without limiting the generality of the previous paragraph, the calculation agent may make certain determinations if a “Benchmark Transition Event” (as discussed under “Additional Terms of the Notes” below) occurs or it may administer a successor rate in certain circumstances as also described herein. For the avoidance of doubt, any decision made by the calculation agent will be effective without consent from the holders of the notes or any other party. Potential conflicts of interest may exist between the Bank, the calculation agent and holders of the notes. All determinations made by the calculation agent in such a circumstance will be conclusive for all purposes and binding on the Bank and holders of the notes. In making these potentially subjective determinations, the Bank and/or the calculation agent may have economic interests that are adverse to your interests, and such determinations may adversely affect the value of and return on your notes. Because the continuation of the 10Y SOFR Swap Rate on the current basis cannot and will not be guaranteed, the calculation agent is likely to exercise more discretion in respect of calculating interest payable on the notes than would be the case in the absence of such a need to select a successor rate.

Tax-related Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “U.S. Federal Income Tax Considerations” and “Certain Canadian Income Tax Considerations” in this term sheet.

Floating Rate Notes	TS-6

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027

Additional Terms of the Notes

Temporary Non-Publication of 10Y SOFR Swap Rate

Subject to the provisions below, if 10Y SOFR Swap Rate is not published by 11:00 a.m., New York City time, on a scheduled Interest Determination Date, the calculation agent shall determine a commercially reasonable alternative for 10Y SOFR Swap Rate, taking into account all available information that in good faith it considers relevant including a rate implemented by central counterparties and/or futures exchanges (if any), in each case with trading volumes in derivatives or futures referencing 10Y SOFR Swap Rate that the calculation agent considers sufficient for that rate to be a representative alternative rate.

Index Cessation Event or Administrator/Benchmark Event

If an Index Cessation Event or an Administrator/Benchmark Event occurs with respect to 10Y SOFR Swap Rate, then, from and including the Index Cessation Effective Date or the Administrator/Benchmark Event Date, as applicable, the Alternative Post-Nominated Index rate will apply to the notes. However, if by 5:00 p.m., New York City time, on the Cut-off Date, more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-Nominated Index and those designations, nominations or recommendations are not the same, then the Calculation Agent Nominated Replacement Index rate will apply to the notes.

In the event of a replacement of 10Y SOFR Swap Rate by either the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index rate, the calculation agent shall (i) apply the Adjustment Spread (if applicable) to the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index rate, as applicable, and (ii) after taking into account such Adjustment Spread, make any other adjustments to the terms of the notes that are necessary to account for the effect on the notes of referencing the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index rate, as applicable.

Whenever the calculation agent is required to act, make a determination or exercise judgement pursuant to a replacement of 10Y SOFR Swap Rate by either the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index rate, it shall do so by reference to Relevant Market Data available at, or a reasonable period of time prior to, the time of notification. The calculation agent shall notify the Bank of any determination it makes pursuant to the replacement of 10Y SOFR Swap Rate by either the Alternative Post-Nominated Index rate or the Calculation Agent Nominated Replacement Index rate as soon as reasonably practicable after either of these replacement rates first apply and, in any event, at least two Business Days before the Cut-off Date. However, any failure to provide such a notification shall not give rise to an Event of Default (as defined in the Indenture).

Certain defined terms, as used in this section:

“Adjustment Spread” means the adjustment, if any, determined by the calculation agent in its sole discretion, which is required in order to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from (i) us to the holders of the notes or (ii) the holders of the notes to the Bank, in each case, that would otherwise arise as a result of the replacement made pursuant to the application of the Calculation Agent Nominated Replacement Index or the Alternative Post Nominated Index. Any such adjustment may take account of, without limitation, any anticipated transfer of economic value as a result of any difference in the term structure or tenor of the Calculation Agent Nominated Replacement Index or the Alternative Post Nominated Index by comparison to the Applicable Benchmark. The Adjustment Spread may be positive, negative or zero or determined pursuant to a formula or methodology.

“Administrator/Benchmark Event” means the delivery of a notice by the Bank to the holders of the notes (which can include posting of such notice through DTC) specifying, and citing Publicly Available Information that reasonably confirms, an event or circumstance which has the effect that the Bank or the calculation agent are not, or will not be, permitted under any applicable law or regulation to use the Applicable Benchmark to perform our or its respective obligations under the terms of the notes.

“Administrator/Benchmark Event Date” means, in respect of an Administrator/Benchmark Event, the date from which the Applicable Benchmark may no longer be used under any applicable law or regulation by the Bank or the calculation agent or, if that date occurs before the settlement date, the settlement date.

“Alternative Post-Nominated Index” means, in respect of an Applicable Benchmark, any index, benchmark or other price source which is formally designated, nominated or recommended by: (i) any Relevant Governmental Body; or (ii) the Administrator or sponsor of the Applicable Benchmark, provided that such index, benchmark or other price source is substantially the same as the Applicable Benchmark, in each case, to replace the Applicable Benchmark. If a replacement is designated, nominated or recommended under both clauses (i) and (ii) above, then the replacement under clause (i) above shall be the “Alternative Post-nominated Index.”

“Applicable Benchmark” means 10Y SOFR Swap Rate.

“Calculation Agent Nominated Replacement Index” means, in respect of an Applicable Benchmark, the index, benchmark or other price source that the calculation agent determines to be a commercially reasonable alternative for the Applicable Benchmark.

“Cut-off Date” means fifteen Business Days following the Administrator/Benchmark Event Date. However, if more than one Relevant Nominating Body formally designates, nominates or recommends an Alternative Post-Nominated Index or a spread or methodology for calculating a spread and one or more of those Relevant Nominating Bodies does so on or after the day that is three Business Days before that date, then the Cut-off Date will instead be the second Business Day following the date that, but for this sentence, would have been the Cut-off Date.

Floating Rate Notes	TS-7

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027

“Index Cessation Effective Date” means, with respect to one or more Index Cessation Events, the first date on which the Applicable Benchmark would ordinarily have been published or provided and is no longer published or provided.

“Index Cessation Event” means, with respect to an Applicable Benchmark, (a) a public statement or publication of information by or on behalf of the Administrator of the Applicable Benchmark announcing that it has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider, as applicable, that will continue to provide the Applicable Benchmark; or (b) a public statement or publication of information by the regulatory supervisor for the Administrator of the Applicable Benchmark, the central bank for the currency of the Applicable Benchmark, an insolvency official with jurisdiction over the Administrator for the Applicable Benchmark, a resolution authority with jurisdiction over the Administrator for the Applicable Benchmark or a court or an entity with similar insolvency or resolution authority over the Administrator for the Applicable Benchmark, which states that the Administrator of the Applicable Benchmark has ceased or will cease to provide the Applicable Benchmark permanently or indefinitely, provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the Applicable Benchmark.

“Publicly Available Information” means, in respect of an Administrator/Benchmark Event, one or both of the following: (a) information received from or published by (i) the Administrator or sponsor of the Applicable Benchmark or (ii) any national, regional or other supervisory or regulatory authority which is responsible for supervising the Administrator or sponsor of the Applicable Benchmark or regulating the Applicable Benchmark. However, where any information of the type described in (i) or (ii) is not publicly available, it shall only constitute Publicly Available Information if it can be made public without violating any law, regulation, agreement, understanding or other restriction regarding the confidentiality of that information; or (b) information published in a Specified Public Source (regardless of whether the reader or user thereof pays a fee to obtain that information).

“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York or any successor thereto.

“Relevant Market Data” means, in relation to a determination, any relevant information that: (i) has been supplied by one or more third parties (which may include central counterparties, exchanges, dealers in the relevant market, information vendors, brokers or other recognized sources of market information) but not any third party that is an affiliate of the calculation agent or (ii) to the extent that the information is not readily available from such third parties or would not produce a commercially reasonable result, has been obtained from internal sources (which may include an affiliate of the calculation agent, provided that the information is of the same type as that used by the calculation agent in a comparable manner in the ordinary course of its business).

“Relevant Nominating Body” means (i) the Board of Governors of the Federal Reserve System or any central bank or other supervisor which is responsible for supervising either the USD SOFR ICE Swap Rate or the Administrator; or (ii) any working group or committee officially endorsed or convened by: (a) the Board of Governors of the Federal Reserve System; (b) any central bank or other supervisor which is responsible for supervising either the USD SOFR ICE Swap Rate or the Administrator; (c) a group of those central banks or other supervisors; or (d) the Financial Stability Board or any part thereof.

“Specified Public Source” means each of Bloomberg, Refinitiv, Dow Jones Newswires, The Wall Street Journal, The New York Times, the Financial Times and, in each case, any successor publications, the main source(s) of business news in the country in which the Administrator or the sponsor of the Applicable Benchmark is incorporated or organized and any other internationally recognized published or electronically displayed news sources.

Floating Rate Notes	TS-8

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027

The Reference Rate

All information regarding the 10Y SOFR Swap Rate set forth in this document has been derived from publicly available information. Neither we nor any of our affiliates have independently verified the accuracy or the completeness of all information regarding 10Y SOFR Swap Rate that we have derived from publicly available sources. Neither we nor any of our affiliates are under any obligation to update, modify or amend all information regarding 10Y SOFR Swap Rate or the historical performance of 10Y SOFR Swap Rate.

10Y SOFR Swap Rate for any U.S. Government Securities Business Day is the 10 Year SOFR-linked interest rate swap (Bloomberg ticker: USISSO10 <Index>) , as published on the ICE website opposite the heading “10 Years” at approximately 11:00 a.m., New York City time, on the applicable U.S. Government Securities Business Day. 10Y SOFR Swap Rate measures the fixed rate of interest payable on a hypothetical fixed-for-floating SOFR interest rate swap transaction with a maturity of 10 years. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on the basis of the actual number of days over 360 days in the relevant year, is exchangeable for a floating payment stream of SOFR compounded in arrears for twelve months using standard market conventions.

Historical Levels of the 10Y SOFR Swap Rate

The following graph sets forth the historical performance of the 10Y SOFR Swap Rate from November 8, 2021 (the date the U.S. Dollar SOFR ICE Swap Rate® was launched by ICE Benchmark Administration Limited (“IBA”) for use as a benchmark) through October 27, 2022. We obtained the rates below from Bloomberg Professional® Service (“Bloomberg”) without independent verification. This data is not intended to be indicative of the future performance of the 10Y SOFR Swap Rate or what the value of or return on the notes may be. Any historical upward or downward trend in the level of the 10Y SOFR Swap Rate during any period set forth below is not an indication that the level of the 10Y SOFR Swap Rate is more or less likely to increase or decrease at any time over the term of the notes.

No one can predict what the 10Y SOFR Swap Rate will be on any day throughout the term of the notes, including the Interest Determination Dates. The 10Y SOFR Swap Rate is a new benchmark that was launched by IBA on November 8, 2021. The future performance of the 10Y SOFR Swap Rate and, by extension, the amount payable on and market value for the notes, cannot be predicted based on the limited historical information available or otherwise.

Floating Rate Notes	TS-9

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will in turn purchase the notes from BofAS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount set forth on the cover of this term sheet.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the original settlement date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding CIBC or for any purpose other than that described in the immediately preceding sentence.

Floating Rate Notes	TS-10

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027

Summary of Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this term sheet and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with CIBC and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of CIBC for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which CIBC is a “specified entity” for purposes of the Hybrid Mismatch Proposals, as defined below (a “Non-Resident Holder”). For these purposes, a “specified shareholder” generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of CIBC’s shares determined on a votes or fair market value basis, and an entity in respect of which CIBC is a “specified entity” generally includes (i) an entity that is a specified shareholder of CIBC (as defined above), (ii) an entity in which CIBC (either alone or together with entities with whom CIBC is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest, and (iii) an entity in which an entity described in (i) (either alone or together with entities with whom such entity is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

For greater certainty, this summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, including the proposals released on April 29, 2022 with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Proposals”). This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act contained in the Hybrid Mismatch Proposals. Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by CIBC on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

Floating Rate Notes	TS-11

Floating Rate Notes Linked to the 10-Year U.S. Dollar SOFR ICE Swap Rate®, due November 3, 2027

Summary of U.S. Federal Income Tax Consequences

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material Income Tax Consequences—United States Taxation” in the accompanying prospectus, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus. You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

In the opinion of Mayer Brown LLP, the notes should be treated as debt instruments for U.S. federal income tax purposes. Assuming such treatment is respected, the coupon on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes.

Upon the sale, exchange, retirement or other disposition of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement or other disposition, other than accrued but unpaid interest which will be taxable as interest, and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder, and any such gain or loss will generally be capital gain or loss. For a non-corporate U.S. Holder, under current law, the maximum marginal U.S. federal income tax rate applicable to the gain will be generally lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if the U.S. Holder’s holding period for the notes exceeds one year (i.e., such gain is long-term capital gain). Any gain or loss realized on the sale, exchange, retirement or other disposition of a note generally will be treated as U.S. source gain or loss, as the case may be. Consequently, a U.S. Holder may not be able to claim a credit for any non-U.S. tax imposed upon a disposition of a note. The deductibility of capital losses is subject to limitations.

Validity of the Notes

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to CIBC, the issue and sale of the notes has been duly authorized by all necessary corporate action of CIBC in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of CIBC, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on CIBC and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated June 15, 2021, which has been filed as Exhibit 5.2 to CIBC’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this term sheet and the accompanying product supplement, prospectus supplement and prospectus, the notes will constitute valid and binding obligations of CIBC, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on CIBC and other sources as to certain factual matters, all as stated in the legal opinion dated June 15, 2021, which has been filed as Exhibit 5.1 to CIBC’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.

Where You Can Find More Information

We have filed a registration statement (including a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

Floating Rate Notes	TS-12